EXHIBIT (a)(1)(K)

This e-mail confirms our receipt of your Notice of Withdrawal of your election to exchange your eligible options in the Stock Option Exchange Program. By rejecting the offer to exchange options, you are agreeing to keep your current options in accordance with their present terms and conditions and understand that you will not receive a replacement option.

You may again elect to exchange your eligible options only by properly submitting a new Election to Participate prior to 12:00 midnight, Eastern Standard Time on February 14, 2002, the current expiration date of the Offer to Exchange, unless extended by WorldCom. Go to the Stock Option Exchange Program web site at http://stockoption2002.wcomnet.com for the Election to Participate and instructions for submitting it.

If you have questions, you may contact the Stock Option Department at stock-options@wcom.com or call 601-460-8001 (vnet: 460-8001) or toll free 1-877-999-7780.